Exhibit 99.1

November 16, 2021

Tremor International Ltd

("Tremor" or the "Company")

Director Dealings Pursuant to Previously Established Non-Discretionary
Plans to Trade Under Rule 10b-5

Tremor International Ltd. (AIM/NASDAQ: TRMR), a global leader in Video and Connected TV ('CTV') advertising, offering an end-to-end technology platform that enables advertisers to reach relevant audiences and publishers to maximize yield on their digital advertising inventory, announces that certain Directors have sold shares (the “Share Sale”) of NIS0.01 each in the capital of the Company ("Ordinary Shares"). Full details of the Share Sale are detailed in the table below.

The Ordinary Shares were sold on the NASDAQ Global Market pursuant to previously established non-discretionary plans to trade in the Company’s Ordinary Shares in accordance with the terms of Rule 10b5-1 promulgated under the U.S. Securities Exchange Act of 1934, as amended.

Director	Position	Ordinary Shares Sold	Share Sale Price	Resultant Holding	% of total voting rights
Ofer Druker	Chief Executive Officer	76,844	$10.57	2,742,435	1.79%
Yaniv Carmi	Chief Operating Officer	57,564	$10.61	1,159,275	0.76%

For further information please contact:

Tremor International Ltd.
Billy Eckert, Investor Relations
ir@tremorinternational.com

KCSA (U.S. Investor Relations)
Adam Holdsworth, Investor Relations
aholdsworth@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia
Antonia Pollock
Tel: +44 20 7390 0230 or tremor@vigoconsulting.com

finnCap Ltd.
Jonny Franklin-Adams / James Thompson (Corporate Finance)
Tim Redfern / Dicky Chambers (ECM)
Tel: +44 20 7220 0500

Stifel Nicolaus Europe Limited
Fred Walsh
Alain Dobkin
Nick Adams
Richard Short
Tel: +44 20 7710 7600

About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV. Tremor International's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app.

The media side of Tremor International, Unruly, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor International has a meaningful number of direct integrations with publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands.

Tremor International is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and Australia and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information visit: https://www.tremorinternational.com/

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ofer Druker
2.	Reason for the Notification
a)	Position/status	Chief Executive Officer
b)	Initial notification/Amendment	Initial
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Tremor International Ltd
b)	LEI	213800ZNSR7AIJZ2J557
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Ordinary Shares of NIS 0.01 each
	Identification code	IL0011320343
b)	Nature of the transaction	Sale of Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$10.57	76,844
d)	Aggregated information: • Aggregated volume • Price	76,844 Ordinary Shares $812,241.08
e)	Date of the transaction	11 November 2021
f)	Place of the transaction	NASQAQ Global Market

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yaniv Carmi
2.	Reason for the Notification
a)	Position/status	Chief Operating Officer
b)	Initial notification/Amendment	Initial
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Tremor International Ltd
b)	LEI	213800ZNSR7AIJZ2J557
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Ordinary Shares of NIS 0.01 each
	Identification code	IL0011320343
b)	Nature of the transaction	Sale of Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$10.61	57,564
d)	Aggregated information: • Aggregated volume • Price	57,564 Ordinary Shares $610,754.04
e)	Date of the transaction	11 November 2021
f)	Place of the transaction	NASQAQ Global Market